Exhibit 99.1

Fuling Global Inc. Reports Second Quarter 2017 Financial Results

Revenues Grew by 24.2% to $30.5 Million, with Sales Volume and Blended ASP Increasing by 13.8% and 9.2%, Respectively

ALLENTOWN, Pa., August 11, 2017 /PRNewswire/ -- Fuling Global Inc. (NASDAQ: FORK) (“Fuling Global” or the “Company”), a specialized producer and distributor of plastic serviceware, with precision manufacturing facilities in both the U.S. and China, today announced its financial results for the three and six months ended June 30, 2017.

Mr. Xinfu Hu, Chief Executive Officer of Fuling Global, commented, “We are pleased to report solid second quarter results that highlighted continued strength in our business. Total revenues increased by 24.2% to $30.5 million in the second quarter with sales volume and blended average selling price (“ASP”) grew 13.8% and 9.2%, respectively. However, our margins and profitability decreased as a result of increases in operating expenses and unit cost of material (particularly Polypropylene), which we were not able to fully pass over to our customers, as well as decrease in subsidy income from local government this year. With a robust order book and significant increase in production capacity with the opening of the new factory, we look forward to continuing momentum in our business revenues for the remainder of year and beyond.”

Ms. Guilan Jiang, Chairwoman of Fuling Global, added, “We completed the construction and launched the commercial production of the new state-of-the-art factory in Wenling (Phase I) during the second quarter, allowing us to increase production capacity by at least 30% this year. We also launched Phase II expansion of the new factory earlier this month which is expected to be completed by the end of 2018 with the addition of new production lines, an office building and two dormitory buildings. As we continue to make significant progress in executing our carefully planned strategic plan, we firmly believe our best years are yet to come.”

Second Quarter 2017 Highlights

	For the Three Months Ended June 30,
($ millions, except per share data)	2017	2016	% Change
Revenues	$30.5	$24.6	24.2%
Gross profit	$6.3	$7.3	-14.3%
Gross margin	20.6%	29.8%	-9.2 percentage points
Operating income	$1.9	$3.7	-47.9%
Operating margin	6.3%	15.1%	-8.8 percentage points
Net income attributable to Fuling Global	$1.5	$4.7	-68.0%
Diluted earnings per share	$0.10	$0.30	-68.0%

●	Revenues increased by 24.2% to $30.5 million for the second quarter of 2017 from $24.6 million for the same period of last year, as a result of the combined effect of increases both sales volume and blended ASP.

●	Total sales volume increased by 13.8% to 12,185 tons for the second quarter of 2017 from 10,709 tons for the same period of last year. The increase in sales volume was mainly related to straws, cups and plates, and other products. Blended ASP also increased by 9.2% to $2.51 per kilogram for the second quarter of 2017 from $2.30 per kilogram for the same period of last year, as ASPs for cutlery, straws and others increased while ASP for cups and plates decreased.

●	Net income attributable to Fuling Global decreased by 68.0% to $1.5 million, or $0.10 per basic and diluted share, for the second quarter of 2017 from $4.7 million, or $0.30 per basic and diluted share, for the same period of last year. The decreases in net income and earnings per share were primarily due to lower gross profit and subsidy income received from local government as well as higher operating expenses this year.

●	Gross profit decreased by 14.3% to $6.3 million for the second quarter of 2017 from $7.3 million for the same period of last year. Gross margin decreased by 9.2 percentage points to 20.6% from 29.8% for the same period of last year. The decrease in gross margin was primarily due to increase in the price of raw material, particularly Polypropylene.

●	The company announced the opening of the new manufacturing facility (the “New Factory”) in Wenling City in June, 2017. Phase I of the New Factory was completed in April 2017 that would allow the Company to increase annual production capacity by more than 30% this year. Phase II expansion of the New Factory, which includes the construction of new production lines, an office building and tow dormitory buildings with total capex budget of approximately $11.1 million, started this month and is expected to complete by the end of 2018.

Second Quarter 2017 Financial Results

Revenues

For the second quarter of 2017, total revenues increased by $6.0 million, or 24.2%, to $30.5 million from $24.6 million for the same period of last year. The increase in total revenues was a combined result of increases in both sales volume and blended ASP.

Overall sales volume increased by 1,476 tons, or 13.8%, to 12,185 tons for the second quarter of 2017 from 10,709 tons for the same period of last year. The increase in overall sales volume was mainly related to cups and plates as well as straws. Blended ASP increased by $0.21 per kilogram, or 9.2%, to $2.51 per kilogram for the second quarter of 2017 from $2.30 per kilogram for the same period of last year. The increase in blended ASP was mainly related to straws and other products and partially offset by decrease in ASP for cups and plates and cutlery.

Revenues from cutlery sales were essentially unchanged at $14.7 million for the second quarter of 2017. Revenues from straws sales increased by $3.0 million, or 124.4%, to $5.4 million for the second quarter of 2017 from $2.4 million for the same period of last year. Revenues from cups and plates sales increased by $2.5 million, or 43.4%, to $8.3 million for the second quarter of 2017 from $5.8 million for the same period of last year. Revenues from other products sales increased by $0.4 million, or 26.8%, to $2.1 million for the second quarter of 2017 from $1.6 million for the same period of last year. Cutlery, straws, cups and plates, and other products accounted for 48.0%, 17.8%, 27.3%, and 6.8% of total revenues for the second quarter of 2017, compared to 59.8%, 9.9%, 23.6%, and 6.7% for the same period of last year, respectively.

	For the Three Months Ended June 30,
	2017		2016		Y/Y Change
	Revenues ($’000)	% of Total	Revenues ($’000)	% of Total	Amount ($’000)%
Cutlery	$14,678	48.1%	$14,711	59.8%	$(33)	-0.2%
Straws	5,449	17.8%	2,428	9.9%	3,021	124.4%
Cups and plates	8,335	27.3%	5,811	23.6%	2,524	43.4%
Others	2,085	6.8%	1,644	6.7%	440	26.8%
Total	$30,547	100.0%	$24,594	100.0%	$5,953	24.2%

On a geographical basis, sales in the U.S., Fuling Global’s largest market, increased by $3.7 million, or 16.5%, to $26.2 million for the second quarter of 2017 from $22.5 million for the same period of last year. Sales in Europe also increased by $0.4 million, or 37.1%, to $1.4 million for the second quarter of 2017 from $1.0 million for the same period of last year. Sales in China, our second largest market, were the strongest and increased by $1.4 million, or 326.1%, to $1.8 million for the second quarter of 2017 from $0.4 million for the same period of last year. Sales in other regions increased by $0.4 million, or 119.2%, to $0.7 million for the second quarter of 2017 from $0.3 million for the same period of last year.

	For the Three Months Ended June 30,
	2017		2016		Y/Y Change
	Revenues ($’000)	% of Total	Revenues ($’000)	% of Total	Amount ($’000)%
U.S.	$26,242	85.9%	$22,529	91.6%	$3,713	16.5%
Europe	1,392	4.6%	1,015	4.1%	377	37.1%
China	1,847	6.0%	433	1.8%	1,414	326.1%
Canada	347	1.1%	289	1.2%	58	20.1%
Others	719	2.4%	328	1.3%	391	119.2%
Total	$30,547	100.0%	$24,594	100.0%	$5,953	24.2%

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Gross profit

Total cost of goods sold increased by $7.0 million, or 40.6%, to $24.3 million for the second quarter of 2017 from $17.3 million for the same period of last year. The increase was mainly due to increased sale volume as well as higher unit price of raw materials, particularly Polypropylene. Gross profit decreased by $1.0 million, or 14.3%, to $6.3 million for the second quarter of 2017 from $7.3 million for the same period of last year. Gross margin was 20.6% the second quarter of 2017, compared to 29.8% for the same period of last year. The decline in gross margin percentage was primarily due to increase in raw material cost partially offset by increase in ASP. It usually takes one to two quarters to successfully implement price increases to customers after increase in material prices.

Operating income

Selling expenses increased by $0.5 million, or 34.0%, to $1.9 million for the second quarter of 2017 from $1.5 million for the same period of last year. As a percentage of sales, selling expenses were 6.4% in the second quarter of 2017, compared to 5.9% in the same period of last year. General and administrative expenses increased by $0.3 million, or 17.0%, to $1.7 million for the second quarter of 2017 from $1.5 million for the same period of last year. As a percentage of sales, general and administrative expenses were 5.7% in the second quarter of 2017, compared to 6.0% in the same period of last year. Research and development expenses were essentially unchanged at $0.7 million for the second quarter of 2017. We expect R&D expense to stay at current levels as we continued to conduct research and development activities, especially seeking to increase the use of environmentally-friendly materials, develop biodegradable materials and reduce reliance on fossil-based raw materials.

As a result, total operating expenses increased by $0.7 million, or 20.4%, to $4.3 million for the second quarter of 2017 from $3.6 million for the same period of last year.

Operating income decreased by $1.8 million, or 47.9%, to $1.9 million for the second quarter of 2017 from $3.7 million for the same period of last year. Operating margin was 6.3% for the second quarter of 2017, compared to 15.1% for the same period of last year. The decrease in operating margin was due to increase in operating expenses as a percentage of sales as well as decrease in gross margin.

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Income before income taxes

Total net other expense, which includes interest income and expenses, subsidy income and other non-operating income and expenses, was $0.1 million for the second quarter of 2017, compared to total net other income of $1.7 million for the same period of last year.

Income before income taxes decreased by $3.6 million, or 65.9%, to $1.9 million for the second quarter of 2017 from $5.5 million for the same period of last year. The decrease was primarily due to lower gross margin, higher operating expenses and lower subsidy income received from local government this year.

Provision for income taxes was $0.3 million for the second quarter of 2017, compared to $0.6 million for the same period of last year.

Net income

Net income decreased by $3.3 million, or 68.7%, to $1.5 million for the second quarter of 2017 from $4.8 million for the same period of last year. After deduction of non-controlling interest, net income attributable to Fuling Global decreased by $3.2 million, or 68.0%, to $1.5 million for the second quarter of 2017 from $4.7 million for the same period of last year.

Basic and diluted earnings per share were $0.10 for the second quarter of 2017, compared to $0.30 for the same period of last year. The decrease in earnings per share was mainly due to a decrease in net income as a result of lower gross margin, higher operating expenses and lower subsidy income in 2017.

First Half 2017 Financial Results

	For the Six Months Ended June 30,
($ millions, except per share data)	2017	2016	% Change
Revenues	$56.9	$45.2	25.9%
Gross profit	$11.4	$12.5	-9.3%
Gross margin	20.0%	27.8%	-7.8 percentage points
Operating income	$3.4	$4.8	-28.8%
Operating margin	6.0%	10.6%	-4.6 percentage points
Net income attributable to Fuling Global	$2.9	$5.4	-46.6%
Diluted earnings per share	$0.18	$0.34	-46.6%

Revenues

For the first half of 2017, total revenues increased by $11.7 million, or 25.9%, to $56.9 million from $45.2 million for the same period of last year. The increase in total revenues was a combined result of increases in both sales volume and blended ASP.

Overall sales volume increased by 3,596 tons, or 19.6%, to 21,934 tons for the first half of 2017 from 18,338 tons for the same period of last year. The increase in overall sales volume was across the board, particularly related to cups and plates as well as straws. Blended ASP increased by $0.13 per kilogram, or 5.3%, to $2.59 per kilogram for the first half of 2017 from $2.46 per kilogram for the same period of last year. The increase in blended ASP was mainly related to straws and other products and partially offset by decrease in ASP for cups and plates.

Revenues from cutlery sales increased by $1.0 million, or 3.6%, to $27.3 million for the first half of 2017 from $26.4 million for the same period of last year. Revenues from straws sales increased by $4.5 million, or 100.4%, to $9.1 million for the first half of 2017 from $4.5 million for the same period of last year. Revenues from cups and plates sales increased by $4.4 million, or 38.8%, to $15.7 million for the first half of 2017 from $11.3 million for the same period of last year. Revenues from other products sales increased by $1.8 million, or 62.3%, to $4.8 million for the first half of 2017 from $2.9 million for the same period of last year. Cutlery, straws, cups and plates, and other products accounted for 48.1%, 15.9%, 27.6%, and 8.4% of total revenues for the first half of 2017, compared to 58.4%, 10.0%, 25.0%, and 6.5% for the same period of last year, respectively.

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	For the Six Months Ended June 30,
	2017		2016		Y/Y Change
	Revenues ($’000)	% of Total	Revenues ($’000)	% of Total	Amount ($’000)%
Cutlery	$27,341	48.1%	$26,391	58.4%	$950	3.6%
Straws	9,064	15.9%	4,522	10.0%	4,542	100.4%
Cups and plates	15,702	27.6%	11,315	25.0%	4,386	38.8%
Others	4,778	8.4%	2,943	6.5%	1,835	62.3%
Total	$56,885	100.0%	$45,172	100.0%	$11,713	25.9%

On a geographical basis, sales in the U.S., Fuling Global’s largest market, increased by $7.6 million, or 168.1%, to $49.6 million for the first half of 2017 from $42.0 million for the same period of last year. Sales in Europe increased by $0.6 million, or 41.2%, to $2.0 million for the first half of 2017 from $1.5 million for the same period of last year. Sales in China, our second largest market, were the strongest and increased by $2.8 million, or 358.8%, to $3.6 million for the first half of 2017 from $0.8 million for the same period of last year. Sales in other regions increased by $0.6 million, or 133.4%, to $1.0 million for the first half of 2017 from $0.4 million for the same period of last year.

	For the Six Months Ended June 30,
	2017		2016		Y/Y Change
	Revenues ($’000)	% of Total	Revenues ($’000)	% of Total	Amount ($’000)%
U.S.	$49,626	87.2%	$42,004	93.0%	$7,622	18.1%
Europe	2,047	3.6%	1,450	3.2%	597	41.2%
China	3,571	6.3%	778	1.7%	2,793	358.8%
Canada	599	1.1%	493	1.1%	105	21.3%
Others	1,043	1.8%	447	1.0%	596	133.4%
Total	$56,885	100.0%	$45,172	100.0%	$11,713	25.9%

Gross profit

Total cost of goods sold increased by $12.9 million, or 39.5%, to $45.5 million for the first half of 2017 from $32.6 million for the same period of last year. The increase was mainly due to increased sale volume as well as higher unit price of raw material, particularly Polypropylene. Gross profit decreased by $1.2 million, or 9.3%, to $11.4 million for the first half of 2017 from $12.5 million for the same period of last year. Gross margin was 20.0% the first half of 2017, compared to 27.8% for the same period of last year.

Operating income

Selling expenses was $3.1 million for the first half of 2017, essentially unchanged from the same period of last year. As a percentage of sales, selling expenses were 5.5% in the first half of 2017, compared to 6.8% in the same period of last year. General and administrative expenses increased by $0.1 million, or 3.7%, to $3.7 million for first half of 2017 from $3.5 million for the same period of last year. As a percentage of sales, general and administrative expenses were 6.5% in the first half of 2017, compared to 7.9% in the same period of last year. Research and development expenses were essentially unchanged at $1.1 million for the second quarter of 2017. We expect R&D expense to stay at current levels as we continued to conduct research and development activities, especially seeking to increase the use of environmentally-friendly materials, develop biodegradable materials and reduce reliance on fossil-based raw materials.

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As a result, total operating expenses increased by $0.2 million, or 2.9%, to $7.9 million for the first half of 2017 from $7.7 million for the same period of last year.

Operating income decreased by $1.4 million, or 28.8%, to $3.4 million for the first half of 2017 from $4.8 million for the same period of last year. Operating margin was 6.0% for the first half of 2017, compared to 10.6% for the same period of last year. The decrease in operating margin was due to decrease in gross margin.

Income before income taxes

Total net other income, which includes interest income and expenses, subsidy income and other non-operating income and expenses, was $0.2 million for the first half of 2017, compared to $1.7 million for the same period of last year.

Income before income taxes decreased by $2.9 million, or 44.7%, to $3.6 million for the first half of 2017 from $6.5 million for the same period of last year. The decrease was primarily due to lower gross profit and lower subsidy income received from local government this year.

Provision for income taxes was $0.6 million for the first half of 2017, compared to $0.9 million for the same period of last year.

Net income

Net income decreased by $2.6 million, or 47.0%, to $2.9 million for the first half of 2017 from $5.6 million for the same period of last year. After deduction of non-controlling interest, net income attributable to Fuling Global decreased by $2.5 million, or 46.6%, to $2.9 million for the first half of 2017 from $5.4 million for the same period of last year.

Basic and diluted earnings per share were $0.18 for the first half of 2017, compared to $0.34 for the same period of last year. The decrease in earnings per share was mainly due to decrease in net income as a result of lower gross profit and subsidy income in 2017.

Financial Condition

As of June 30, 2017, the Company had cash and cash equivalents, restricted cash, and certificates of deposits of $2.0 million, $2.7 million, and $2.3 million, respectively, compared to $4.0 million, $2.3 million, and $1.5 million, respectively, at the end of 2016. Short-term borrowing and bank notes payable were $16.8 million and $3.3 million, respectively, as of June 30, 2017, compared to $17.8 million and $2.6 million, respectively, at the end of 2016. Long-term borrowing was $1.4 million as of June 30, 2017, compared to $0.8 million at the end of 2016.

Net cash provided by operating activities was $1.5 million for the first half of 2017, compared to net cash used in operating activities of $3.7 million for the same period of last year. Net cash used in investing activities was $4.7 million for the first half of 2017, compared to $9.9 million for the same period of last year. Net cash provided by financing activities was $1.2 million for the first half of 2017, compared to $1.5 million for the same period of last year.

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About Fuling Global Inc.

Fuling Global Inc. (“Fuling Global”) is a specialized producer and distributor of plastic serviceware, with precision manufacturing facilities in both the U.S. and China. The Company’s plastic serviceware products include disposable cutlery, drinking straws, cups, plates and other plastic products and are used by more than one hundred customers primarily from the U.S. and Europe, including Subway, Wendy’s, Burger King, Taco Bell, KFC (China only), Walmart, and McKesson. More information about the Company can be found at: http://ir.fulingglobal.com/.

Forward-Looking Statements

This press release contains information about Fuling Global’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its application of IPO proceeds, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Fuling Global encourages you to review other factors that may affect its future results in Fuling Global’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

At the Company:
Gilbert Lee, CFO
Email: ir@fulingplasticusa.com
Phone: +1-610-366-8070 x1835
Web: http://ir.fulingglobal.com/

Investor Relations:
Tony Tian, CFA
Weitian Group LLC
Email: tony.tian@weitian-ir.com
Phone: +1-732-910-9692

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FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2017	2016	2017	2016

Revenues	$30,546,699	$24,594,372	$56,884,747	$45,172,191
Cost of goods sold	24,262,138	17,262,250	45,512,711	32,635,246
Gross Profit	6,284,561	7,332,122	11,372,036	12,536,945

Operating Expenses
Selling expenses	1,945,472	1,452,267	3,126,131	3,083,800
General and administrative expenses	1,735,972	1,484,156	3,680,503	3,548,715
Research and development expenses	666,205	675,957	1,142,701	1,094,313
Total operating expenses	4,347,649	3,612,380	7,949,335	7,726,828

Income from Operations	1,936,912	3,719,742	3,422,701	4,810,117

Other Income (Expense):
Interest income	6,759	10,966	12,739	17,579
Interest expense	(230,768)	(226,691)	(473,429)	(428,375)
Subsidy income	237,667	1,817,120	604,185	1,857,989
Foreign currency transaction gain (loss)	(64,548)	362,738	(112,943)	422,527
Other expense, net	(26,865)	(230,647)	133,027	(192,995)
Total other income, net	(77,755)	1,733,486	163,579	1,676,725

Income Before Income Taxes	1,859,157	5,453,228	3,586,280	6,486,842

Provision for Income Taxes	345,297	615,519	642,800	928,543

Net Income	$1,513,860	$4,837,709	$2,943,480	$5,558,299

Less: net income (loss) attributable to noncontrolling interest	16,679	164,945	46,118	135,836

Net income attributable to Fuling Global Inc.	1,497,181	4,672,764	$2,897,362	$5,422,463

Other Comprehensive Income
Foreign currency translation income	726,340	(815,224)	879,540	(581,492)
Comprehensive income attributable to Fuling Global Inc.	$2,223,521	$3,857,540	$3,776,902	$4,840,971

Earnings per share
Basic and diluted	$0.10	$0.30	$0.18	$0.34

Weighted average number of shares
Basic and diluted	15,756,500	15,732,795	15,756,500	15,732,795

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FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2017	2016
	(UNAUDITED)
ASSETS
Current Assets:
Cash and cash equivalents	$2,046,627	$4,009,784
Restricted cash	2,706,322	2,333,607
Certificates of deposit	2,335,869	1,539,082
Accounts receivable, net	20,169,905	20,915,134
Advances to supplier, net	994,546	639,947
Inventories, net	15,301,741	16,731,704
Prepaid expenses and other current assets	2,678,577	1,660,978
Total Current Assets	46,233,587	47,830,236

Property, plant and equipment, net	39,445,350	33,802,047
Intangible assets, net	9,578,453	9,447,486
Prepayments for construction and equipment purchases	990,871	2,192,236
Security deposit for sale leaseback	1,263,017	723,206
Other non-current assets	270,687	269,329
Total Assets	$97,781,965	$94,264,540

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Short term borrowings	$16,756,909	$17,790,962
Bank notes payable	3,316,112	2,556,768
Advances from customers	473,775	604,873
Accounts payable	14,509,935	16,333,445
Accrued and other liabilities	1,808,582	2,195,853
Other payable - sale leaseback	2,907,360	1,931,076
Taxes payable	628,673	164,571
Deferred gains	129,957	650,343
Due to Related party	-	53,082
Total Current Liabilities	40,531,303	42,280,973

Long term payable - sale leaseback	2,508,017	1,675,314
Long term borrowings	1,424,138	836,471
Total Liabilities	44,463,458	44,792,758

Commitments and contingencies

Shareholders’ Equity
Common stock: $0.001 par value, 70,000,000 shares authorized, 15,756,500 and 15,756,500 shares issued and outstanding as of June 30, 2017 and December 31, 2016, respectively	15,757	15,757
Additional paid in capital	29,869,147	29,845,442
Statutory reserve	4,346,060	4,017,957
Retained earnings	19,545,392	16,976,133
Accumulated other comprehensive loss	(641,210)	(1,520,750)
Total Fuling Global Inc.’s equity	53,135,146	49,334,539

Noncontrolling interest	183,361	137,243
Total Shareholders’ Equity	53,318,507	49,471,782

Total Liabilities and Shareholders’ Equity	$97,781,965	$94,264,540

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FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended June 30,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,943,480	$5,558,299
Adjustments to reconcile net income to net cash provided by operating activities:
Stock based compensation	23,705	69,262
Deferred tax loss	-	(132,093)
Depreciation and amortization	1,687,155	1,306,613
Bad debt provisions	34,174	108,750
Unrealized losses(gains)	10,006	(5,646)
Inventory reserve	36,309	-
Gain on disposal of fixed assets	70,027	(12,896)
Changes in operating assets:
Accounts receivable	961,264	(2,337,456)
Advances to suppliers	(342,192)	(3,992,991)
Inventories	1,567,315	(492,975)
Other assets	198,146	(2,025,962)
Security deposit for sale leaseback	(514,917)	-
Changes in operating liabilities:
Accounts payable	(3,104,839)	(1,809,818)
Advance from customers	(141,695)	189,737
Deferred loss	(1,228,802)	-
Taxes payable	(320,375)	(116,650)
Accrued and other liabilities	(412,896)	(56,140)
Net cash used in operating activities	1,465,865	(3,749,966)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	(544,086)	(399,389)
Additions to construction in progress	(4,145,718)	-
Cash receipts from disposal property and equipment	13,125	19,614
Cash decrease from certificates of deposit	(748,697)	1,228,224
Prepayments for construction and equipment purchase	730,815	(2,342,419)
Purchase of intangible assets	-	(8,434,613)
Net cash used in investing activities	(4,694,561)	(9,928,583)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	10,059,805	11,264,393
Repayments of short-term borrowings	(11,484,507)	(9,818,828)
Proceeds from long-term borrowings	587,667	-
Proceeds from bank notes payable	3,270,048	3,600,629
Repayments of bank notes payable	(2,582,752)	(2,885,578)
Repayment of third party borrowing	-	(183,588)
Repayments of loans from related parties	(53,621)	-
Proceeds from other payable - sales lease back	2,790,345	-
Repayments of other payable - sales lease back	(1,093,236)	-
Change of restricted cash	(313,034)	(502,722)
Net cash provided by financing activities	1,180,715	1,474,306

EFFECT OF EXCHANGE RATES CHANGES ON CASH AND CASH EQUIVALENTS	84,824	(19,074)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,963,157)	(12,223,317)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	4,009,784	15,573,554

CASH AND CASH EQUIVALENTS, ENDING OF THE PERIOD	$2,046,627	$3,350,237

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest paid	$425,543	$400,152
Income tax paid	$754,331	$1,161,623
Non-cash investing activities:
Transfer from construction in progress to fixed assets	$15,289,807	$634,190
Transfer from accounts payable to fixed assets	$912,059	$-
Transfer from advance payments to fixed assets	$504,644	$-

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